SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                              DBS Industries, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0004
                        --------------------------------
                         (Title of Class of Securities)


                                   387242 100
                                 (CUSIP Number)

                                 Michael Apatoff
                                11 Edwards Avenue
                           Sausalito, California 94965
                                 (415) 331-7300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 25, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 387242 100


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                     MICHAEL APATOFF
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a  [  ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2( d)  OR 2(e) [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A
--------------------------------------------------------------------------------

                                         7.       SOLE VOTING POWER

            NUMBER OF                                 17,260,053
             SHARES                      ---------------------------------------
           BENEFICIALLY                  8.       SHARED VOTING POWER
              OWNED
             BY EACH                                      0
            REPORTING                    ---------------------------------------
           PERSON WITH                    9.      SOLE DISPOSITIVE POWER

                                                      17,260,053
                                         ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,260,053
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, par value $0.0004 (the "Shares") of DBS Industries, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941. The Reporting Person (as described below) owns Shares and has the right to acquire Shares within 60 days that are included in his beneficial ownership as set forth in
Item 5.

Item 2.  Identity and Background.
         -----------------------

     a. The person filing this statement is Michael Apatoff (the "Reporting Person").

     b. The business address of Michael Apatoff is 11 Edwards Avenue, Sausalito, California 94965.

     c. Mr. Apatoff's principal occupation is as an entrepreneur. He became a director of the Issuer on February 5, 2002. He also provides strategic consulting services for the Issuer and has received warrants to purchase 250,000 Shares for his services as set forth in Item 5.

     The Reporting Person, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All Shares and warrants to purchase Shares were purchased with Mr. Apatoff's own funds.

Item 4.  Purpose of the Transactions.
         ---------------------------

     Mr. Apatoff  acquired the Shares and warrants of the Issuer as described in
Item 5 for investment purposes and to potentially provide the Issuer with working capital for operations.

     Mr. Apatoff will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

     a. Mr. Apatoff, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Apatoff to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     b. Subject to on going evaluation, Mr. Apatoff has no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its  subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (iii) Any change in the present  Board of Directors or  management  of
the Issuer,  including  any plans or proposals to change the number or term   of
directors or to fill any existing vacancies on the Board;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi)  Changes  in  the  Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity  securities of the Issuer  becoming  eligible
for termination of registration pursuant to Section 12(g)(4) of the   Securities
Exchange Act of 1934, as amended, or

          (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) Mr. Apatoff beneficially owns 17,260,053 or 43.8% of the Shares (includes 2,628,371 Shares and warrants to purchase 14,631,681 Shares held by Mr. Apatoff.).

          (b) Mr. Apatoff has the sole power to vote and dispose of 17,260,053 Shares.

          (c) Between January 18, 2001 and November 19, 2001, Mr. Apatoff acquired from the Issuer a total of 1,478,37 Shares and warrants to purchase 481,682 Shares. The terms of the warrants are as follows:

 Warrant                Exercise    Number of       Date         Expiration
 Number    Grant Date     Price      Shares      Exercisable        Date
 --------  ----------   --------    ---------    -----------     ----------
    1        1/18/01      $0.70       36,250       1/18/01         1/18/05
    2        7/27/01      $0.60       25,000       7/27/01         7/27/05
    3        8/9/01       $0.62       50,000       8/9/01          8/9/05
    4        8/16/01      $0.47       53,191       8/16/01         8/16/05
    5        8/20/01      $0.50       50,000       8/20/01         8/20/05
    6        8/20/01      $0.50      250,000       8/20/01         8/20/05
    7       11/19/01      $0.29       17,241      11/19/01        11/19/01

     On February 5, 2002, Mr. Apatoff purchased from the Issuer one Unit consisting of five warrants to purchase 1,100,000 Shares per warrant and one warrant to purchase 1,150,000 Shares. Mr. Apatoff canceled a promissory note for $66,500 due from the Company for the purchase the Unit. The terms of the warrants are as follows:


 Warrant   Exercise    Number of       Date         Expiration
 Number     Price        Shares      Exercisable        Date
 --------  --------    ---------     -----------    -----------
    8        $0.10      1,100,000      2/25/02        3/15/02
    9        $0.10      1,100,000      2/25/02        4/15/02
   10        $0.10      1,100,000      2/25/02        5/15/02
   11        $0.10      1,100,000      2/25/02        6/15/02
   12        $0.10      1,100,000      2/25/02        7/15/01
   13        $0.10      1,150,000      2/25/02        8/15/02

     On March 7, 2002, Mr. Apatoff exercised the warrant number eight to purchase 1,100,000 Shares at $0.10 per Share. For exercising this warrant, Mr. Apatoff was granted an additional warrant to purchase 1,100,000 Shares at $0.10 per Share expiring on September 15, 2002. The terms of this warrant is as follows:

Warrant   Exercise    Number of       Date         Expiration
 Number     Price        Shares      Exercisable        Date
--------  --------    ---------      -----------   -----------
   14        $0.10    1,100,000        3/7/02        9/15/02

     If Mr. Apatoff exercises warrant number nine, he will be granted a warrant to purchase an additional 1,100,000 Shares at $0.10 per Share expiring October 15, 2002 and if he exercises warrant number ten, he will be granted a warrant to purchase an additional 1,100,000 Shares at $0.10 per Share expiring November 15, 2002.

     On March 7, 2002, Mr. Apatoff purchased from the Issuer one Unit consisting of six warrants to purchase 1,250,000 Shares. Mr. Apatoff paid a total of $90,000 to purchase the Unit. The terms of the warrants are as follows:

Warrant   Exercise    Number of       Date         Expiration
 Number     Price      Shares      Exercisable        Date
--------  --------    ---------    -----------     ----------
    15       $0.12     1,250,000      3/7/02         9/15/02
    16       $0.12     1,250,000      3/7/02        10/15/02
    17       $0.12     1,250,000      3/7/02        11/15/02
    18       $0.12     1,250,000      3/7/02        12/15/02
    19       $0.12     1,250,000      3/7/02         1/15/03
    20       $0.12     1,250,000      3/7/02         2/15/03

     If Mr. Apatoff exercises warrant number fifteen, he will be granted a warrant to purchase an additional 1,250,000 Shares at $0.12 per Share expiring March 15, 2003, if he exercises warrant sixteen, he will be granted a warrant to purchase an additional 1,250,000 Shares at $0.12 per Share expiring April 15, 2003 and if he exercises warrant seventeen, he will be granted a warrant to purchase an additional 1,250,000 Shares at $0.12 per Share expiring May 15, 2003.

     As part of the Unit purchase on March 7, 2002, if Mr. Apatoff invests an additional $1,380,000 after March 7, 2002 (through the exercise of warrants or otherwise), he will receive additional Shares to the extent necessary to retain his percentage of ownership of the outstanding Shares at 33%. The maximum number of Shares the Issuer is required to issue under this right is 100,000,000 Shares. The right expires on March 7, 2003.

     On March 25, 2002, Mr. Apatoff exercised part of warrant number nine and purchased 50,000 Shares at $0.10 per Share. For exercising part of this warrant, he was granted an additional warrant to purchase 50,000 Shares at $0.10 expiring on October 15, 2002. The terms of this warrant is as follows:

Warrant   Exercise    Number of       Date         Expiration
 Number     Price      Shares      Exercisable        Date
--------  --------    ---------    -----------     ----------
   21      $0.10        50,000        3/25/02       10/15/02

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  April 2, 2002             /S/ MICHAEL APATOFF
                                  ____________________________
                                  Michael Apatoff, an individual